

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2017

Coram Williams
Chief Financial Officer
Pearson plc
80 Strand
London, WC2R 0RL
United Kingdom

> **Re: Pearson plc**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 3, 2017**
> **File No. 001-16055**

Dear Mr. Williams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Notes to Financial Statements – General

1. We note that in 2016 you recorded £338 million of restructuring costs. Please revise to include the disclosures required by paragraphs 85 and 86 of IAS 37 to the extent they are applicable.

Note 2. Segment Information, page F-22

2. We note that in your segment disclosure you disclose an adjusted operating profit measure for each segment, including your 47% investment in Penguin Random House, by adjusting for certain items such as intangible charges and restructuring from the operating profit measure. Please tell us, and revise to disclose, if the intangible charges and cost of major restructuring adjustments for PRH are your proportionate share (47%) of the total

amounts recorded by PRH. If not, please tell us why you believe it is appropriate to present these amounts in the segment disclosure.   Also, please reconcile the segment operating loss of PRH of £84 million to the £98 million recognized as share of results of joint ventures and associates. Further, in light of the fact that adjusted operating profit is a new segment measure disclosure in 2016, please tell us if this is the only measure of profit or loss used by the CODM in assessing segment performance and deciding how to allocate resources, or if he uses more than one measure. See guidance in paragraph 26 of IFRS 8.

Form 6-K furnished July 11, 2017

3. We note your disclosure that in 2016, Pearson's 47% associate share in PRH contributed £129 million after tax to its adjusted operating profit. Please note that when you disclose a non-GAAP measure such as this your disclosures should include the most directly comparable GAAP measure (presented in accordance with IFRS) and a quantitative reconciliation to the most comparable GAAP measure in accordance with Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3375, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure